Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

Tel: 604 247 4400
Fax: 604 247 0512

News Release

November 3, 2008

Cost reductions help Catalyst achieve positive operating earnings in Q3

Richmond, (BC) – Catalyst Paper (TSX:CTL) recorded a net loss of $10.9 million ($0.03 per common share) on sales of $504.8 million in the third quarter. This compares to a net loss of $124.3 million ($0.34 per common share) on sales of $452.9 million in the preceding quarter, and represents significantly improved operating results despite deteriorating economic conditions.

Improvement in the third quarter reflects restructuring-related cost savings, pricing momentum, and a full quarter of operations for the Snowflake mill and Port Alberni A4 paper machine, while a one-time restructuring impairment charge heavily impacted second quarter results.

Net earnings before specific items in the third quarter were $7.2 million ($0.02 per common share), compared to a net loss before specific items of $22.7 million ($0.06 per common share) in the second quarter. Catalyst posted operating earnings during the third quarter of $14.0 million, compared to an operating loss before impairment charge of $16.8 million in the previous quarter.

There was continued progress in earnings before interest, taxes, depreciation and amortization (EBITDA), which came in at $53.1 million, compared to $29.5 million in the second quarter and $12.1 million in the first quarter.  Higher paper prices and reduced labour and maintenance costs figured prominently among the factors contributing to this improvement.  EBITDA before specific items (primarily severance related) was $66.2 million compared to $30.7 million in the preceding quarter.

“Our restructuring program savings and other cost reductions more than offset input cost increases on fibre and distribution,” said Richard Garneau, president and chief executive officer. “Continued focus on cost reductions, along with the Snowflake acquisition and Port Alberni A4 restart helped improve profitability in the third quarter. However, the economic slowdown may affect our operations going forward.”

While production was up over the preceding quarter, Catalyst continued to match production with customer orders. The indefinite curtailment of the Elk Falls No. 1 paper machine continued, and a 30-day curtailment of Crofton No. 1 paper machine was initiated in mid-September.

Pulp and white top linerboard production was periodically curtailed at Elk Falls during Q3 contributing to an operating loss for the pulp segment in the quarter. The decision was made to permanently close Elk Falls pulp and white top linerboard production effective November 30, 2008 due to a permanent loss of sawdust fibre.

Weakening demand in a worsening economic climate was offset, somewhat, by ongoing global production curtailments. Catalyst’s specialty papers and newsprint segments delivered positive operating earnings, despite demand declines for newsprint, directory and coated groundwood grades.

In August Catalyst successfully replaced its revolving operating facility, maturing in July 2009, with a new $330 million revolving asset-based loan facility maturing in August 2013. Availability under the facility, subject to covenants, at the end of Q3 was $166.1 million, with total liquidity of $172.3 million.

Both fibre-supply and product-demand conditions going forward are expected to be impacted by the economic slowdown and the company expects to take further production curtailment in the fourth quarter. Input-cost inflation is expected to moderate, and the weakening Canadian dollar in October will be a significant revenue benefit at current levels.

Catalyst is at an early stage in negotiations on a new labour agreement with the two main unions representing its employees. Despite a recent vote at the three affected mills in BC indicating union member willingness to strike if necessary, the company remains optimistic that a negotiated settlement can be reached.

Selected Financial Highlights

(In millions of dollars, except where otherwise stated)
	2008				2007
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$1,357.2	$504.8	$452.9	$399.5	$1,714.6	$381.0	$413.7	$441.8	$478.1
Operating earnings (loss)	(168.9)	14.0	(153.3)	(29.6)	(149.4)	(27.7)	(44.3)	(46.7)	(30.7)
EBITDA [1]	94.7	53.1	29.5	12.1	27.0	15.1	(0.3)	(1.9)	14.1
– before specific items [1]	123.6	66.2	30.7	26.7	116.7	28.8	37.4	17.4	33.1
Net earnings (loss)	(172.6)	(10.9)	(124.3)	(37.4)	(31.6)	12.4	(18.6)	0.2	(25.6)
– before specific items [1]	(37.3)	7.2	(22.7)	(21.8)	(89.3)	(20.9)	(16.9)	(31.8)	(19.7)
EBITDA margin [1,2]	7.0%	10.5%	6.5%	3.0%	1.6%	4.0%	(0.1%)	(0.4%)	2.9%
– before specific items [1,2]	9.1%	13.1%	6.8%	6.7%	6.5%	6.6%	8.5%	3.9%	6.9%
Net earnings (loss) per share (in dollars) – basic and diluted	$(0.54)	$(0.03)	$(0.34)	$(0.17)	$(0.15)	$0.06	$(0.09)	$0.00	$(0.12)
– before specific items (in dollars) – basic and diluted [1]	(0.12)	0.02	(0.06)	(0.10)	(0.42)	(0.10)	(0.08)	(0.15)	(0.09)

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) before specific items, and net earnings (loss) per share before specific items are non-GAAP measures.  Refer to Q3 2008 MD&A – Section 7, “Non-GAAP Measures” for further details.

2
EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to Q3 2008 MD&A – Section 7, “Non-GAAP Measures” for further details.

Further Quarterly Results Materials

This release, a summary slide presentation, and full quarterly report (MD&A, financial statements and accompanying notes) are available on our web site at www.catalystpaper.com/Investors.  The full quarterly report is also filed with SEDAR in Canada and EDGAR in the United States.

Catalyst is the largest producer of specialty printing papers and newsprint in Western North America and also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. The company’s six mills have a combined annual capacity of 2.8 million tonnes of production. Catalyst is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.

Richard Garneau, president and CEO and David Smales, vice-president, finance and CFO will hold a conference call with financial analysts and institutional investors on Wednesday, November 5, 2008 at 11 a.m. ET, 8 a.m. PT to present the company’s third-quarter results. Media and other interested people may listen to the live broadcast at www.catalystpaper.com/conferencecall.asp.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings and capital expenditures, are forward looking.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, fibre availability, product pricing, currency fluctuations, production flexibility and courses of action, as well as other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading “Risks and uncertainties” in the management’s discussion and analysis contained in Catalyst’s first quarter 2008 interim report available at www.sedar.com.

Investors	Media

David Smales	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
(604) 247-4713	(604) 247-4713